UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: January 31, 2011
(Date of earliest event reported)



GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**
_____

Alaska	**91-0742812**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2607 Southeast Blvd, Suite B211
Spokane, Washington 99223
(Address of principal executive offices, including zip code)

(509) 535-7367
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into Material Definitive Agreement

Conversion of Gold Forward Sales Contracts

On January 31, 2011 and February 1, 2011, Goldrich Mining Company (the "Company") entered into a series of conversion agreements (the "Conversion Agreements") in respect of certain Fine Gold and Alluvial Gold Forward Sales Contracts (the "Converted Forward Sales Contracts") previously entered into by the Company. Under the Conversion Agreements, the Company converted the equivalent of approximately 1,300 ounces of gold due under the Converted Forward Sales Contracts into 10,931,982 common shares of the Company ("Common Shares"). Prior to the conversion of gold into Common Shares under the Converted Forward Sales Contracts, the Company owed the equivalent of 1,897 ounces of gold in total under the Converted Forward Sales Contracts, 1,283 ounces deliverable in November 2010 and 614 ounces deliverable in October 2011, and was in default of the Converted Forward Sales Contracts that required delivery of gold in November 2010. Accordingly, by issuing Common Shares pursuant to the Conversion Agreements, the Company has performed its obligations under the Converted Forward Sales Contracts and is no longer in default of, and has been released from any liability for default under, the Converted Forward Sales Contracts that required delivery of gold in November 2010.

The foregoing summary of the Conversion Agreements is qualified in its entirety by reference to the forms of Conversion Agreements, copies of which are attached hereto as Exhibits 10.1, 10.3 and 10.4.

Amendment of Gold Forward Sales Contracts

On February 4, 2011, the Company entered into an amendment (the "First Amendment") in respect of certain Alluvial Gold Forward Sales Contracts (the "Amended Forward Sales Contracts") previously entered into by the Company which were not converted as described in the foregoing summary. Under the terms of the First Amendment, the Company agreed to amend the delivery date of the required quantity of gold from November 1, 2010 to November 1, 2012. In consideration for the amended delivery date, the Company agreed to continue paying interest on the value of the gold that was due November 1, 2010 until the required quantity of gold is delivered or all amounts due under the Amended Forward Sales Contracts are otherwise paid and to increase the interest rate by four percent to a rate equal to the lesser of prime plus eight percent (8%) per annum or twelve percent (12%) compounded annually. Prior to entering into the First Amendment, the Company was in default of its delivery obligations under the Amended Forward Sales Contracts. Accordingly by entering into the First Amendment to the Amended Forward Sales Contracts, the Company is no longer in default, and has been released from any liability for default, under the Amended Forward Sales Contracts. Pursuant to the Amended Forward Sales Contracts, the Company is required to deliver approximately 191 ounces of gold by November 1, 2012.

The foregoing summary of the First Amendment is qualified in its entirety by reference to the form of First Amendment, a copy of which is attached hereto as Exhibit 10.2.

Item 1.02   Termination of a Material Definitive Agreement

As set forth in more detail in Item 1.01 above, which information is hereby incorporated by reference into this Item 1.02, on January 31, 2011 and February 1, 2011, the Company entered into a series of Conversion Agreements in respect of the Converted Forward Sales Contracts. By converting the required quantity of gold due under the Converted Forward Sales Contracts into Common Shares, the Company has performed its obligations under the Converted Forward Sales Contracts and the Converted Forward Sales Contracts were terminated.

Item 3.02   Unregistered Sale of Equity Securities

As set forth in more detail in Item 1.01 above, which information is hereby incorporated by reference into this Item 3.02, on January 31, 2011 and February 1, 2011, the Company entered into a series of Conversion Agreements in respect of the Converted Forward Sales Contracts. Pursuant to the Conversion Agreements, the Company converted the equivalent of approximately 1,300 ounces of gold due under the Converted Forward Sales Contracts by issuing 10,931,982 Common Shares.

The Common Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(9) thereof.

Item 7.01   **Regulation FD Disclosure**

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01   **Other Information**

As a result of the Company entering into the Conversion Agreement and the First Amendment, the Company has settled all required gold deliveries through 2010 and is in complete compliance with all of its obligations under the gold forward sales contracts that remain outstanding. Under such outstanding gold forward sales contracts, the Company is required to deliver 406 ounces of gold by October 2011 and 191 ounces of gold by November 2012.

Item 9.01   **Exhibits**

Exhibit No.	Description
10.1	Form of Forward Sales Contract Conversion Agreement with Alluvial Gold
10.2	Form of First Amendment to Alluvial Gold Forward Sales Contract
10.3	Form of Conversion Agreement, Fine Gold Forward Sales Contract, October 2010 Delivery
10.4	Form of Conversion Agreement, Fine Gold Forward Sales Contract, October 2011 Delivery
99.1	Press Release, February 4, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDRICH MINING COMPANY
(Registrant)

Dated: February 8, 2011   By: /s/ Ted R. Sharp
                 Ted R. Sharp
                 Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Forward Sales Contract Conversion Agreement with Alluvial Gold
10.2	Form of First Amendment to Alluvial Gold Forward Sales Contract
10.3	Form of Conversion Agreement, Fine Gold Forward Sales Contract, October 2010 Delivery
10.4	Form of Conversion Agreement, Fine Gold Forward Sales Contract, October 2011 Delivery
99.1	Press Release, February 4, 2011

Exhibit 10.1

Form of
CONVERSION AGREEMENT
Alluvial Gold Forward Sales Contract

This Conversion Agreement (this "**Agreement**"), dated _____, is entered into by and between Goldrich Mining Company, an Alaska corporation (the "**Company**"), and _____, [a corporation/an individual] (the "**Holder**").

RECITALS

WHEREAS, the Company and the Holder entered into that certain Alluvial Gold Forward Sales Contract dated _____ (the "**Sales Contract**") pursuant to which the Company agreed to deliver Alluvial Gold (as defined in the Sales Contract) to the Holder at a specified Delivery Date (as defined in the Sales Contract); and

WHEREAS, the Company was not able to meet its requirement to deliver to the Holder the Required Quantity (as defined in the Sales Contract) of Alluvial Gold by the Delivery Date; and

WHEREAS, pursuant to the Holder's rights upon an Event of Default (as defined in the Sales Contract) by the Company in Section 5.02 of the Sales Contract, as remedy in full for the failure of the Company to deliver the Required Quantity of Alluvial Gold, the Holder may elect to terminate the Sales Contract and, upon such termination, the Company would be obligated to pay to the Holder an amount equal to the Index Price (as defined in the Sales Contract) of any Deficiency Quantity (as defined in the Sales Contract) on the next business day after the termination date;

WHEREAS, in lieu of a cash payment upon termination of the Sales Contract, the Holder has elected to convert the Index Price of the Deficiency Quantity and all other amounts owing by the Company to the Holder pursuant to the terms of the Sales Contract (as calculated on **Schedule A** hereto, the "**Deficiency Amount**") into _____ shares of common stock of the Company (the "**Conversion Shares**"), representing a conversion rate of $0.1575 per Share.

NOW THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and agreements of the parties contained herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Terms of the Conversion.

1.1.   Conversion of Deficient Quantity; Issuance of Shares. Subject to the terms and conditions of this Agreement, the Holder hereby elects to convert the Deficiency Amount owed by the Company to the Holder into the Conversion Shares and the Company agrees to issue to the Holder the Conversion Shares.

1.2   Closing. The conversion of the Deficiency Amount and the issuance of the Conversion Shares shall take place on _____, or such other date as the parties may agree upon in writing upon satisfaction of the conditions to closing provided in Sections 2 and 3 hereof (the "**Closing Date**").

1.3   Satisfaction of Sales Contract; Termination. The Holder acknowledges and agrees that upon receiving the Conversion Shares, all amounts due and payable by the Company to the Holder pursuant to the terms of the Sales Contract, including the Deficiency Quantity and all amounts due and payable to the Holder as a result of the Event of Default by the Company, shall be considered paid in full, the Sales Contract shall be immediately terminated and the Company shall have no further obligations to the Holder thereunder.

1.4   Release. The Holder further acknowledges that by converting the Deficiency amounts owed into the Shares, the Holder will be deemed to have released the Company and its affiliates, officers, directors, employees and agents with respect to any and all claims, rights, demands, elections or any similar causes of actions arising from or related to the Sales Contract or any amounts owed thereunder. The Holder expressly consents that the above release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to the unknown and unsuspected claims, demands and causes of action hereinabove specified

1.5   Release of Security Interests. The Holder hereby agrees to cancel, terminate and release any and all security interests, liens and other encumbrances held by or for the benefit of the Holder in or on the assets or other property of the Company granted to the Holder pursuant to the Sales Contract, including the Holder's security interest in the Alluvial Gold recovered from the Designated Properties (as defined in the Sales Contract) (collectively, the "**Security Interests**"). The Holder agrees to execute and deliver such instruments and documents (including UCC-3 filings) and take such other action the Company deems reasonably necessary or advisable to effect the complete release of all Security Interests.

SECTION 2. Conditions Precedent to the Holder's Obligation to Close

The Holder's obligation to convert the Deficiency Amount, release the Company, and to take the other actions required to be taken by the Holder pursuant to this Agreement is subject to the satisfaction, or waiver, of the following conditions:

2.1   The representations and warranties of the Company made in this Agreement shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though then made.

2.2   The Company shall have duly performed and complied with all of the obligations that the Company is required to perform or to comply with pursuant to this Agreement on or prior to the Closing Date.

SECTION 3. Conditions Precedent to the Company's Obligation to Close

The Company's obligation to issue the Conversion Shares and to take the other actions required to be taken by the Company pursuant to this Agreement is subject to the satisfaction, or waiver, of the following conditions:

3.1   The representations and warranties of the Holder made in this Agreement shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though then made.

3.2   The Holder shall have duly performed and complied with all of the obligations that the Holder is required to perform or to comply with pursuant to this Agreement on or prior to the Closing Date.

SECTION 4. Representations and Warranties of the Holder.

4.1   The Holder represents and warrants to the Company, as of the date hereof and as of the Closing Date that:

(a)   The execution, delivery and performance by Holder of this Agreement, and the consummation of the transactions contemplated hereby are within the powers of Holder and have been or will have been duly authorized by all necessary action on the part of Holder, and that this Agreement constitutes a valid and binding agreement of Holder, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)   The execution, delivery and performance by Holder of this Agreement and the consummation of the transactions contemplated hereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official on the part of Holder.

(c)   The Holder has never endorsed, delivered, transferred, assigned or otherwise disposed of any interest in the amounts owed by the Company to the Holder pursuant to the Sales Contract in any manner that would give any other person any interest therein and the Holder's interests and rights in the Sales Contract are free and clear of any encumbrances, including, without limitation, any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, transfer, receipt of income, or exercise of any other attribute of ownership.

(d)   There is no investment banker, broker, finder or other intermediary which has been retained by, will be retained by or is authorized to act on behalf of Holder who might be entitled to any fee or commission from Company or Holder upon consummation of the transactions contemplated by this Agreement.

(e)   The Holder has received all the information it considers necessary or appropriate to determine whether to convert the Deficiency Amount into the Conversion Shares pursuant to this Agreement. The Holder acknowledges (i) the Company has not made any representation or warranty, express or implied, except as set forth herein, regarding any aspect of the conversion of the Deficiency Amount, the operation or financial condition of the Company or the value of the Conversion Shares, (ii) that it is not relying upon the Company in making its decision to convert the Deficiency Amount into the Conversion Shares pursuant to this Agreement and (iii) that the Company is relying upon the truth of the representations and warranties in this Section 4 in connection with the conversion of the Deficiency Amount into the Conversion Shares hereunder.

(f)   The Holder has had an opportunity to review the federal, state and local tax consequences of the conversion of the Deficiency Amount into the Conversion Shares and the transactions contemplated by this Agreement with its own tax advisors. The Holder is relying solely on such advisors and not on any statements or representations of the Company.

SECTION 5. Representations and Warranties of the Company.

5.1   Company represents and warrants to the Holder, as of the date hereof and as of the Closing Date, that:

(a)   The execution, delivery and performance by Company of this Agreement, and the consummation of the transactions contemplated hereby and thereby are within the powers of Company and have been or will have been duly authorized by all necessary action on the part of Company, and that this Agreement constitutes a valid and binding agreement of Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)   The execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official on the part of Company.

(c)   The execution, delivery and performance by Holder and Company of this Agreement, and the consummation of the transactions contemplated by this Agreement, do not and will not (i) violate the articles of incorporation or bylaws of Company, (ii) violate any material agreement to which Company is a party or by which Company or any of its property or assets is bound, (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Company,.

(d)   The Conversion Shares, when issued upon conversion of the Deficiency Amount in accordance with this Agreement, will be duly authorized and duly and validly issued, fully-paid and non-assessable, free and clear of all encumbrances, liens, equities or claims.

(e)   There is no investment banker, broker, finder or other intermediary which has been retained by, will be retained by or is authorized to act on behalf of Company who might be entitled to any fee or commission from Company or Holder upon consummation of the transactions contemplated by this Agreement.

(f)   Upon the consummation of the transactions contemplated hereby and thereby the Company shall make all required disclosures on a timely basis, provided however, that if the Company determines that disclosure of the transactions requires disclosure on Form 8-K such disclosure shall be made within (4) business days of the consummation of the transactions contemplated by this Agreement.

SECTION 6. Exempt Transaction and Transfer Restrictions.

6.1   The Holder understands and acknowledges that the Conversion Shares have not been registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") or any applicable state securities laws and that the conversion of the Deficiency Quantity for the Conversion Shares hereby is intended to be exempt from such registration requirements pursuant to Section 3(a)(9) of the Securities Act and similar exemptions from state securities laws, which exemptions depends upon, among other things, the accuracy of the Holder's representations expressed herein.

6.2   The Holder understands that the Conversion Shares are "restricted securities," as such term is defined under Rule 144 of the Securities Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the Securities Act or an opinion of counsel satisfactory to the Company that registration is not required. Without limiting the generality or application of any other covenants, representations, warranties or acknowledgements of the Holder respecting resale of the Conversion Shares, if the Holder decides to offer, sell or otherwise transfer any of the Conversion Shares, it will not offer, sell or otherwise transfer any of such Conversion Shares, directly or indirectly, unless:

> (i)   the sale is to the Company;
>
> (ii)   the sale is made outside the United States in a transaction satisfying the requirements of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;
>
> (iii)   the sale is made pursuant to the exemption from the registration requirements under the Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "blue sky" laws;
>
> (iv)   the Conversion Shares are sold in a transaction that does not require registration under the Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel to that effect, which opinion and counsel shall be reasonably satisfactory to the Company; or
>
> (v)   the Conversion Shares are registered under the Securities Act and any applicable state laws and regulations governing the offer and sale of such Conversion Shares, and the Holder understands that the Company may instruct its registrar and transfer agent not to record any transfer of the

Conversion Shares without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws.

The Holder acknowledges that the Conversion Shares will bear a legend restricting transfer pursuant the above restrictions unless the Holder provides the Company with an opinion of legal counsel of recognized standing to the effect that the legend is no longer required under the provisions of the Securities Act.

6.3   The Holder represents and warrants to the Company that to the knowledge of the Holder, no commission or other remuneration has been or will be paid or given, directly or indirectly, for soliciting the transactions contemplated hereby.

SECTION 7. Miscellaneous.

7.1   <u>Governing Law</u>. This Agreement shall be governed in all respects by the laws of the State of Alaska, without regard to conflicts of laws principles.

7.2   <u>Entire Agreement</u>. This Agreement and the exhibits and other documents delivered pursuant to this Agreement constitute the full and entire understanding and agreement among the Parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants or agreements except as specifically set forth herein or therein.

7.3   <u>Survival</u>. All covenants, agreements, representations and warranties made by the Company and the Holder herein shall survive the execution of this Agreement, the delivery to the Holder of the Shares being purchased and the payment therefor.

7.4   <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

7.5   <u>Notices</u>. Any notice required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered, delivered by facsimile telephone transmission, delivered by express delivery service (such as Federal Express), or mailed first class U.S. mail, postage prepaid, addressed as follows:

a.   If to the Company:

Goldrich Mining Company
2607 Southeast Blvd., Suite B211
Spokane, WA 99223
Attention: William V. Schara, President
Telephone No.: (509) 535-7367
Fax No.: (509) 695-3289

E-mail:wschara@goldrichmining.com

With a copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 17th Street
Denver, CO 80202-5647

b. If to the Holder:

(or to such other address as any party shall specify by written notice so given), and shall be deemed to be effective upon receipt.

7.6   Further Assurances. Each Party to this Agreement agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

7.7   Authority. Each Party represents and warrants to the other Parties that the execution and delivery of the Agreement and the performance of such Party's obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms.

7.8   Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one instrument, and may be delivered by facsimile transmission.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date of first mentioned above.

GOLDRICH MINING COMPANY

By:_____
William V. Schara
President

[THE HOLDER]

By: _____
Name:
Title:

EXHIBIT A

CALCULATION OF DEFICIENCY QUANTITY

AND

NUMBER OF CONVERSION SHARES

Holder:
Contract Date:

Prepaid Price	A	xxxxxxxx
Initial Index Price	B	xxxxxxxx
Discount to Initial Index Price	C	73%
Sales Price of Fine Gold $/oz	D = B x C	xxxxxxxx
Required Quantity of Alluvial Gold (ounces)	E = A/D	xxxxxxxx
Fineness of Alluvial Gold	F	87%
Equivalent Quantity of Fine Gold (ounces)	G = E x F	xxxxxxxx
Gold Delivered	H	0
Deficiency Quantity (fine gold oz)	I = G - H	xxxxxxxx
Delivery Date Index Price	J	$1,344.92
Deficiency Amount	K = I x J	xxxxxxxx
Share Price on Delivery Date (Nov 1, 2010)	L	$0.21
Discount to Share Price	M	25%
Discounted Share Price	N = L x (1-M)	$0.1575
Number of Conversion Shares	O = K/N	xxxxxxxx

Exhibit 10.2


Form of
FIRST AMENDMENT TO ALLUVIAL GOLD FORWARD SALES CONTRACT


This **FIRST AMENDMENT** (this "Amendment") to the Alluvial Gold Forward Sales Contract (the "Agreement"), dated _____, by and between **Goldrich Mining Company**, an Alaska corporation (the "Seller"), and _____ (the "Purchaser"), is made and entered into as of this ___ day of February 2011, by and between the Seller and the Purchaser. The Seller and the Purchaser may be referred to herein collectively as the "Parties".


RECITALS


WHEREAS, pursuant to the Agreement and the related Confirmation Letter, the Seller agreed to deliver the Required Quantity of Alluvial Gold to the Purchaser by November 1, 2010 in consideration for the payment by the Purchaser of the Prepaid Price;

WHEREAS, the Seller was unable to deliver the Required Quantity of Alluvial Gold to the Purchaser by November 1, 2010 and is currently in default under the Agreement; and

WHEREAS, the Seller and the Purchaser now desire to amend the Agreement to provide for the delivery of the Required Quantity of Alluvial Gold by November 1, 2012 in consideration for the payment of interest, at an increased rate, on amounts payable under the Agreement from November 1, 2010 until the Required Quantity of Alluvial Gold is delivered or all amounts payable are otherwise settled.


AGREEMENT


NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   **Capitalized Terms**. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Agreement.

2.   **Amendment of the Agreement**. The Agreement is hereby amended as follows:

    a.   Delivery of Gold. The Seller hereby agrees to deliver the Required Quantity of Alluvial Gold by November 1, 2012.

    b.   Section 6.02. The first sentence of Section 6.02 of the Agreement shall be deleted in its entirety and replaced with the following:

    "Beginning on November 1, 2010 until the Required Quantity of Alluvial Gold is delivered to the Purchaser in accordance with the Agreement, the Seller shall pay interest on any unpaid amounts due under the Agreement at a daily rate equal to the lesser of (i) the U.S. Base Rate plus eight percent (8%) per annum, as it changes from time to time, or (ii) twelve percent (12%) compounded annually."

1

3.   **Remedy of Default**. The Purchaser acknowledges and agrees that pursuant to this Amendment the Agreement shall no longer be deemed to be in default and that the Purchaser shall have no rights of default under the Agreement or as may otherwise be allowed by law, unless the Required Quantity of Alluvial Gold is not delivered by November 1, 2012 and all amounts payable are not otherwise settled.

4.   **Authority to Amend**. Pursuant to Section 6.02 of the Agreement, by executing this Amendment, the Parties hereby consent to and authorize the amendments to the Agreement set forth herein.

5.   **Force and Effect**. Except as explicitly amended hereby, the Agreement and any and all exhibits thereto shall remain unchanged and are hereby ratified and confirmed in each and every respect, and continue to be in full force and effect. The Agreement, as subsequently amended by this Amendment, contains the entire agreement between the Parties with respect to the subject matter hereof and thereof, and any prior agreements, discussions or understandings, written or oral, are superseded by the Agreement, as amended by this Amendment.

6.   **Successors**. The terms and provisions of this Amendment shall be binding upon and inure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and assigns.

7.   **Counterparts**. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the Parties have executed this First Amendment to the Alluvial Gold Forward Sales Contract as of the date first set forth above.

                                THE SELLER:

                                GOLDRICH MINING COMPANY

                                By: _____
                                Name: William Schara
                                Title: Chief Executive Officer

                                THE PURCHASER:

                                By: _____

Exhibit 10.3


Form of
CONVERSION AGREEMENT
Fine Gold Forward Sales Contract – October 2010 Delivery


This Conversion Agreement (this "**Agreement**"), dated _____, is entered into by and between Goldrich Mining Company, an Alaska corporation (the "**Company**"), and _____, [a corporation/an individual] (the "**Holder**").

RECITALS

       WHEREAS, the Company and the Holder entered into that certain Gold Forward Sales Contract dated _____ (the "**Sales Contract**") pursuant to which the Company agreed to deliver Gold (as defined in the Sales Contract) to the Holder at a specified Delivery Date (as defined in the Sales Contract); and

       WHEREAS, pursuant to Section 2.08 of the Sales Contract the Holder was permitted to accelerate the Delivery Date to October 31, 2010 by providing notice of such election to the Company by October 20, 2010, and the Holder provided such notice to the Company by such date; and

       WHEREAS, the Company was not able to meet its requirement to deliver to the Holder the Required Quantity of Gold (as defined in the Sales Contract) by October 31, 2010; and

       WHEREAS, pursuant to the Holder's rights upon an Event of Default (as defined in the Sales Contract) by the Company in Section 5.02 of the Sales Contract, as remedy in full for the failure of the Company to deliver the Required Quantity of Gold, the Holder has elected to convert the amount equal to the Delivery Date Index Price of the Deficient Quantity and all other amounts owing by the Company to the Holder pursuant to the terms of the Sales Contract (as calculated pursuant to the Sales Contract and as detailed on **Schedule A** hereto, the "**Deficiency Amount**") into _____ shares of common stock of the Company (the "**Conversion Shares**"), representing a conversion rate of $0.1575 per Share.

       NOW THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and agreements of the parties contained herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Terms of the Conversion.

       1.1.   Conversion of Deficient Quantity; Issuance of Shares. Subject to the terms and conditions of this Agreement, the Holder hereby elects to convert the Deficiency Amount owed by the Company to the Holder into the Conversion Shares and the Company agrees to issue to the Holder the Conversion Shares.

       1.2   Closing. The conversion of the Deficiency Amount and the issuance of the Conversion Shares shall take place _____, or such other date as the parties may agree upon in writing upon satisfaction of the conditions to closing provided in Sections 2 and 3 hereof (the "**Closing Date**").

1.3   Satisfaction of Sales Contract; Termination.   The Holder acknowledges and agrees that upon receiving the Conversion Shares, all amounts due and payable by the Company to the Holder pursuant to the terms of the Sale Contract, including Deficiency Quantity and all amounts due and payable to the Holder as a result of the Event of Default by the Company, shall be considered paid in full, the Sales Contract shall be immediately terminated and the Company shall have no further obligations to the Holder thereunder.

1.4   Release.   The Holder further acknowledges that by converting the Deficiency amounts owed into the Shares, the Holder will be deemed to have released the Company and its affiliates, officers, directors, employees and agents with respect to any and all claims, rights, demands, elections or any similar causes of actions arising from or related to the Sales Contract or any amounts owed thereunder.   The Holder expressly consents that the above release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to the unknown and unsuspected claims, demands and causes of action hereinabove specified

1.5   Release of Security Interests.   The Holder hereby agrees to cancel, terminate and release any and all security interests, liens and other encumbrances held by or for the benefit of the Holder in or on the assets or other property of the Company granted to the Holder pursuant to the Sales Contract, including the Holder's security interest in the Gold recovered from the Designated Properties (as defined in the Sales Contract) (collectively, the "**Security Interests**"). The Holder agrees to execute and deliver such instruments and documents (including UCC-3 filings) and take such other action the Company deems reasonably necessary or advisable to effect the complete release of all Security Interests.

SECTION 2. Conditions Precedent to the Holder's Obligation to Close

The Holder's obligation to convert the Deficiency Amount, release the Company, and to take the other actions required to be taken by the Holder pursuant to this Agreement is subject to the satisfaction, or waiver, of the following conditions:

2.1   The representations and warranties of the Company made in this Agreement shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though then made.

2.2   The Company shall have duly performed and complied with all of the obligations that the Company is required to perform or to comply with pursuant to this Agreement on or prior to the Closing Date.

SECTION 3. Conditions Precedent to the Company's Obligation to Close

The Company's obligation to issue the Conversion Shares and to take the other actions required to be taken by the Company pursuant to this Agreement is subject to the satisfaction, or waiver, of the following conditions:

3.1   The representations and warranties of the Holder made in this Agreement shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though then made.

3.2   The Holder shall have duly performed and complied with all of the obligations that the Holder is required to perform or to comply with pursuant to this Agreement on or prior to the Closing Date.

SECTION 4. Representations and Warranties of the Holder.

4.1   The Holder represents and warrants to the Company, as of the date hereof and as of the Closing Date that:

(a)   The execution, delivery and performance by Holder of this Agreement, and the consummation of the transactions contemplated hereby are within the powers of Holder and have been or will have been duly authorized by all necessary action on the part of Holder, and that this Agreement constitutes a valid and binding agreement of Holder, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)   The execution, delivery and performance by Holder of this Agreement and the consummation of the transactions contemplated hereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official on the part of Holder.

(c)   The Holder has never endorsed, delivered, transferred, assigned or otherwise disposed of any interest in the amounts owed by the Company to the Holder pursuant to the Sales Contract in any manner that would give any other person any interest therein and the Holder's interests and rights in the Sales Contract are free and clear of any encumbrances, including, without limitation, any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, transfer, receipt of income, or exercise of any other attribute of ownership.

(d)   There is no investment banker, broker, finder or other intermediary which has been retained by, will be retained by or is authorized to act on behalf of Holder who might be entitled to any fee or commission from Company or Holder upon consummation of the transactions contemplated by this Agreement.

(e)   The Holder has received all the information it considers necessary or appropriate to determine whether to convert the Deficiency Amount into the Conversion Shares pursuant to this Agreement. The Holder acknowledges (i) the Company has not made any representation or warranty, express or implied, except as set forth herein, regarding any aspect of the conversion of the Deficiency Amount, the operation or financial condition of the Company or the value of the Conversion Shares, (ii) that it is not relying upon the Company in making its decision to convert

(f)   The Holder has had an opportunity to review the federal, state and local tax consequences of the conversion of the Deficiency Amount into the Conversion Shares and the transactions contemplated by this Agreement with its own tax advisors. The Holder is relying solely on such advisors and not on any statements or representations of the Company.

SECTION 5. Representations and Warranties of the Company.

5.1   Company represents and warrants to the Holder, as of the date hereof and as of the Closing Date, that:

(a)   The execution, delivery and performance by Company of this Agreement, and the consummation of the transactions contemplated hereby and thereby are within the powers of Company and have been or will have been duly authorized by all necessary action on the part of Company, and that this Agreement constitutes a valid and binding agreement of Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)   The execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official on the part of Company.

(c)   The execution, delivery and performance by Holder and Company of this Agreement, and the consummation of the transactions contemplated by this Agreement, do not and will not (i) violate the articles of incorporation or bylaws of Company, (ii) violate any material agreement to which Company is a party or by which Company or any of its property or assets is bound, (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Company,.

(d)   The Conversion Shares, when issued upon conversion of the Deficiency Amount in accordance with this Agreement, will be duly authorized and duly and validly issued, fully-paid and non-assessable, free and clear of all encumbrances, liens, equities or claims.

(e)   There is no investment banker, broker, finder or other intermediary which has been retained by, will be retained by or is authorized to act on behalf of Company who might be entitled to any fee or commission from Company or Holder upon consummation of the transactions contemplated by this Agreement.

(f)   Upon the consummation of the transactions contemplated hereby and thereby the Company shall make all required disclosures on a timely basis, provided however, that if the Company determines that disclosure of the transactions requires disclosure on Form 8-K such disclosure shall be made within (4) business days of the consummation of the transactions contemplated by this Agreement.

SECTION 6.   Exempt Transaction and Transfer Restrictions.

6.1   The Holder understands and acknowledges that the Conversion Shares have not been registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") or any applicable state securities laws and that the conversion of the Deficiency Quantity for the Conversion Shares hereby is intended to be exempt from such registration requirements pursuant to Section 3(a)(9) of the Securities Act and similar exemptions from state securities laws, which exemptions depends upon, among other things, the accuracy of the Holder's representations expressed herein.

6.2   The Holder understands that the Conversion Shares are "restricted securities," as such term is defined under Rule 144 of the Securities Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the Securities Act or an opinion of counsel satisfactory to the Company that registration is not required.   Without limiting the generality or application of any other covenants, representations, warranties or acknowledgements of the Holder respecting resale of the Conversion Shares, if the Holder decides to offer, sell or otherwise transfer any of the Conversion Shares, it will not offer, sell or otherwise transfer any of such Conversion Shares, directly or indirectly, unless:

      (i)   the sale is to the Company;

      (ii)   the sale is made outside the United States in a transaction satisfying the requirements of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;

      (iii)   the sale is made pursuant to the exemption from the registration requirements under the Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "blue sky" laws;

      (iv)   the Conversion Shares are sold in a transaction that does not require registration under the Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel to that effect, which opinion and counsel shall be reasonably satisfactory to the Company; or

      (v)   the Conversion Shares are registered under the Securities Act and any applicable state laws and regulations governing the offer and sale of such Conversion Shares, and the Holder understands that the Company may instruct its registrar and transfer agent not to record any transfer of the Conversion Shares without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws.

The Holder acknowledges that the Conversion Shares will bear a legend restricting transfer pursuant the above restrictions.

6.3   The Holder represents and warrants to the Company that to the knowledge of the Holder, no commission or other remuneration has been or will be paid or given, directly or indirectly, for soliciting the transactions contemplated hereby.

SECTION 7. Miscellaneous.

7.1   <u>Governing Law</u>. This Agreement shall be governed in all respects by the laws of the State of Alaska, without regard to conflicts of laws principles.

7.2   <u>Entire Agreement</u>. This Agreement and the exhibits and other documents delivered pursuant to this Agreement constitute the full and entire understanding and agreement among the Parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants or agreements except as specifically set forth herein or therein.

7.3   <u>Survival</u>. All covenants, agreements, representations and warranties made by the Company and the Holder herein shall survive the execution of this Agreement, the delivery to the Holder of the Shares being purchased and the payment therefor.

7.4   <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

7.5   <u>Notices</u>. Any notice required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered, delivered by facsimile telephone transmission, delivered by express delivery service (such as Federal Express), or mailed first class U.S. mail, postage prepaid, addressed as follows:

a.   If to the Company:

Goldrich Mining Company
2607 Southeast Blvd., Suite B211
Spokane, WA 99221
Attention: William V. Schara, President
Telephone No.: (509) 535-7367
Fax No.: (509) 695-3289
E-mail:wschara@goldrichmining.com

With a copy to:

Jason K. Brenkert
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 17th Street
Denver, CO 80202-5647

b. If to the Holder:

(or to such other address as any party shall specify by written notice so given), and shall be deemed to be effective upon receipt.

7.6   Further Assurances. Each Party to this Agreement agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

7.7   Authority. Each Party represents and warrants to the other Parties that the execution and delivery of the Agreement and the performance of such Party's obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms.

7.8   Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one instrument, and may be delivered by facsimile transmission.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date of first mentioned above.

GOLDRICH MINING COMPANY

By:_____
William V. Schara
President

[THE HOLDER]

By: _____
Name:
Title:

EXHIBIT A

CALCULATION OF DEFICIENCY QUANTITY

AND

NUMBER OF CONVERSION SHARES

Holder:
Contract Date:

Prepaid Price	A	xxxxxxxx
Initial Index Price	B	xxxxxxxx
Discount to Initial Index Price	C	15%
Sales Price of Fine Gold $/oz	D = B x (1-C)	xxxxxxxx
Required Quantity of Gold (fine gold oz)	E = A/D	xxxxxxxx
Gold Delivered	F	0
Deficiency Quantity	G = E - F	xxxxxxxx
Delivery Date Index Price	H	$1,354.50
Deficiency Amount	I = G x H	xxxxxxxx
Share Price on Delivery Date (Nov 1, 2010)	J	$0.21
Discount to Share Price	K	25%
Discounted Share Price	L = J x (1-K)	$0.1575
Number of Conversion Shares	M = I/L	xxxxxxxx

Exhibit 10.4

Form of
CONVERSION AGREEMENT
Fine Gold Forward Sales Contract – October 2011 Delivery

This Conversion Agreement (this "**Agreement**"), dated _____, is entered into by and between Goldrich Mining Company, an Alaska corporation (the "**Company**"), and _____, [a corporation/an individual] (the "**Holder**").

RECITALS

        WHEREAS, the Company and the Holder entered into that certain Gold Forward Sales Contract dated _____ (the "**Sales Contract**") pursuant to which the Company agreed to deliver Gold (as defined in the Sales Contract) to the Holder at a specified Delivery Date (as defined in the Sales Contract); and

        WHEREAS, the Company and the Holder desire to convert the obligation of the Company to deliver the Required Quantity (as defined in the Sales Contract) of Gold by the Delivery Date (as defined in the Sales Contract) into a present-day value of the Required Quantity, which the parties agree shall be the US dollar amount equal to (a) that quantity of Gold that can be purchased with the Prepaid Price (as defined in the Sales Contract) based on the lesser of either (i) $960 per ounce of fine gold or (ii) a 15% discount to the Initial Index Price (as defined in the Sales Contract) multiplied by (b) an agreed upon present day index price of Gold of $1,354.50 (as calculated on **Schedule A** hereto, the "**Present Value Delivery Amount**"); and

        WHEREAS, the Company and the Holder have agreed to convert the agreed upon Present Value Delivery Amount into _____ shares of common stock of the Company (the "**Conversion Shares**"), representing an agreed upon conversion rate of $0.1575 per Share.

        NOW THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and agreements of the parties contained herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Terms of the Conversion.

        1.1.   <u>Conversion of Future Delivery Amount; Issuance of Shares</u>. Subject to the terms and conditions of this Agreement, the Holder hereby elects to convert the agreed upon Present Value Delivery Amount into the Conversion Shares and the Company agrees to issue to the Holder the Conversion Shares. Both parties agree that the Present Value Delivery Amount represents the fair, present-day value of the Future Delivery Obligation owed by the Company to the Holder.

        1.2   <u>Closing</u>. The conversion of the Present Value Delivery Amount and the issuance of the Conversion Shares shall take place _____, or such other date as the parties may agree upon in writing upon satisfaction of the conditions to closing provided in Sections 2 and 3 hereof (the "**Closing Date**").

1.3   Satisfaction of Sales Contract; Termination.   The Holder acknowledges and agrees that upon receiving the Conversion Shares, all amounts due and payable by the Company to the Holder pursuant to the terms of the Sales Contract, including the Future Deliver Obligation, shall be considered paid in full, the Sales Contract shall be immediately terminated and the Company shall have no further obligations to the Holder thereunder.

1.4   Release. The Holder further acknowledges that by converting the Present Value Delivery Amount into the Conversion Shares, the Holder will be deemed to have released the Company and its affiliates, officers, directors, employees and agents with respect to any and all claims, rights, demands, elections or any similar causes of actions arising from or related to the Sales Contract or any amounts owed thereunder. The Holder expressly consents that the above release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to the unknown and unsuspected claims, demands and causes of action hereinabove specified

1.5   Release of Security Interests. The Holder hereby agrees to cancel, terminate and release any and all security interests, liens and other encumbrances held by or for the benefit of the Holder in or on the assets or other property of the Company granted to the Holder pursuant to the Sales Contract, including the Holder's security interest in the Gold recovered from the Designated Properties (as defined in the Sales Contract) (collectively, the "**Security Interests**"). The Holder agrees to execute and deliver such instruments and documents (including UCC-3 filings) and take such other action the Company deems reasonably necessary or advisable to effect the complete release of all Security Interests.

SECTION 2. Conditions Precedent to the Holder's Obligation to Close

The Holder's obligation to convert the Present Value Delivery Amount, release the Company, and to take the other actions required to be taken by the Holder pursuant to this Agreement is subject to the satisfaction, or waiver, of the following conditions:

2.1   The representations and warranties of the Company made in this Agreement shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though then made.

2.2   The Company shall have duly performed and complied with all of the obligations that the Company is required to perform or to comply with pursuant to this Agreement on or prior to the Closing Date.

SECTION 3. Conditions Precedent to the Company's Obligation to Close

The Company's obligation to issue the Conversion Shares and to take the other actions required to be taken by the Company pursuant to this Agreement is subject to the satisfaction, or waiver, of the following conditions:

3.1   The representations and warranties of the Holder made in this Agreement shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though then made.

3.2   The Holder shall have duly performed and complied with all of the obligations that the Holder is required to perform or to comply with pursuant to this Agreement on or prior to the Closing Date.

SECTION 4. Representations and Warranties of the Holder.

4.1   The Holder represents and warrants to the Company, as of the date hereof and as of the Closing Date that:

(a)   The execution, delivery and performance by Holder of this Agreement, and the consummation of the transactions contemplated hereby are within the powers of Holder and have been or will have been duly authorized by all necessary action on the part of Holder, and that this Agreement constitutes a valid and binding agreement of Holder, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)   The execution, delivery and performance by Holder of this Agreement and the consummation of the transactions contemplated hereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official on the part of Holder.

(c)   The Holder has never endorsed, delivered, transferred, assigned or otherwise disposed of any interest in the amounts owed by the Company to the Holder pursuant to the Sales Contract in any manner that would give any other person any interest therein and the Holder's interests and rights in the Sales Contract are free and clear of any encumbrances, including, without limitation, any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, transfer, receipt of income, or exercise of any other attribute of ownership.

(d)   There is no investment banker, broker, finder or other intermediary which has been retained by, will be retained by or is authorized to act on behalf of Holder who might be entitled to any fee or commission from Company or Holder upon consummation of the transactions contemplated by this Agreement.

(e)   The Holder has received all the information it considers necessary or appropriate to determine whether to convert the Present Value Delivery Amount into the Conversion Shares pursuant to this Agreement. The Holder acknowledges (i) the Company has not made any representation or warranty, express or implied, except as set forth herein, regarding any aspect of the conversion of the Present Value Delivery Amount, the operation or financial condition of the Company or the value of the Conversion Shares, (ii) that it is not relying upon the Company in making its decision to convert the Present Value Delivery Amount into the Conversion Shares pursuant to this Agreement and (iii) that the Company is relying upon the truth of the representations and warranties in this Section 4 in connection with the conversion of the Present Value Delivery Amount into the Conversion Shares hereunder.

(f)   The Holder has had an opportunity to review the federal, state and local tax consequences of the conversion of the Present Value Delivery Amount into the Conversion Shares and the transactions contemplated by this Agreement with its own tax advisors. The Holder is relying solely on such advisors and not on any statements or representations of the Company.

SECTION 5. Representations and Warranties of the Company.

5.1   Company represents and warrants to the Holder, as of the date hereof and as of the Closing Date, that:

(a)   The execution, delivery and performance by Company of this Agreement, and the consummation of the transactions contemplated hereby and thereby are within the powers of Company and have been or will have been duly authorized by all necessary action on the part of Company, and that this Agreement constitutes a valid and binding agreement of Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)   The execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official on the part of Company.

(c)   The execution, delivery and performance by Holder and Company of this Agreement, and the consummation of the transactions contemplated by this Agreement, do not and will not (i) violate the articles of incorporation or bylaws of Company, (ii) violate any material agreement to which Company is a party or by which Company or any of its property or assets is bound, (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Company,.

(d)   The Conversion Shares, when issued upon conversion of the Present Value Delivery Amount in accordance with this Agreement, will be duly authorized and duly and validly issued, fully-paid and non-assessable, free and clear of all encumbrances, liens, equities or claims.

(e)   There is no investment banker, broker, finder or other intermediary which has been retained by, will be retained by or is authorized to act on behalf of Company who might be entitled to any fee or commission from Company or Holder upon consummation of the transactions contemplated by this Agreement.

(f)   Upon the consummation of the transactions contemplated hereby and thereby the Company shall make all required disclosures on a timely basis, provided however, that if the Company determines that disclosure of the transactions requires disclosure on Form 8-K such disclosure shall be made within (4) business days of the consummation of the transactions contemplated by this Agreement.

SECTION 6. Exempt Transaction and Transfer Restrictions.

6.1   The Holder understands and acknowledges that the Conversion Shares have not been registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") or any applicable state securities laws and that the conversion of the Present Value Delivery Amount for the Conversion Shares hereby is intended to be exempt from such registration requirements pursuant to Section 3(a)(9) of the Securities Act and similar exemptions from state securities laws, which exemptions depends upon, among other things, the accuracy of the Holder's representations expressed herein.

6.2   The Holder understands that the Conversion Shares are "restricted securities," as such term is defined under Rule 144 of the Securities Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the Securities Act or an opinion of counsel satisfactory to the Company that registration is not required. Without limiting the generality or application of any other covenants, representations, warranties or acknowledgements of the Holder respecting resale of the Conversion Shares, if the Holder decides to offer, sell or otherwise transfer any of the Conversion Shares, it will not offer, sell or otherwise transfer any of such Conversion Shares, directly or indirectly, unless:

(i)   the sale is to the Company;

(ii)   the sale is made outside the United States in a transaction satisfying the requirements of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;

(iii)   the sale is made pursuant to the exemption from the registration requirements under the Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "blue sky" laws;

(iv)   the Conversion Shares are sold in a transaction that does not require registration under the Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel to that effect, which opinion and counsel shall be reasonably satisfactory to the Company; or

(v)   the Conversion Shares are registered under the Securities Act and any applicable state laws and regulations governing the offer and sale of such Conversion Shares, and the Holder understands that the Company may instruct its registrar and transfer agent not to record any transfer of the Conversion Shares without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws.

The Holder acknowledges that the Conversion Shares will bear a legend restricting transfer pursuant the above restrictions unless the Holder provides the Company with an opinion of legal counsel of recognized standing to the effect that the legend is no longer required under the provisions of the Securities Act.

6.3   The Holder represents and warrants to the Company that to the knowledge of the Holder, no commission or other remuneration has been or will be paid or given, directly or indirectly, for soliciting the transactions contemplated hereby.

SECTION 7. Miscellaneous.

7.1   <u>Governing Law</u>. This Agreement shall be governed in all respects by the laws of the State of Alaska, without regard to conflicts of laws principles.

7.2   <u>Entire Agreement</u>.   This Agreement and the exhibits and other documents delivered pursuant to this Agreement constitute the full and entire understanding and agreement among the Parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants or agreements except as specifically set forth herein or therein.

7.3   <u>Survival</u>. All covenants, agreements, representations and warranties made by the Company and the Holder herein shall survive the execution of this Agreement, the delivery to the Holder of the Shares being purchased and the payment therefor.

7.4   <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

7.5   <u>Notices</u>. Any notice required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered, delivered by facsimile telephone transmission, delivered by express delivery service (such as Federal Express), or mailed first class U.S. mail, postage prepaid, addressed as follows:

    a.   If to the Company:
            Goldrich Mining Company
            2607 Southeast Blvd, Suite B211
            Spokane, WA 99221
            Attention: William V. Schara, President
            Telephone No.: (509) 535-7367
            Fax No.: (509) 695-3289
            E-mail:wschara@goldrichmining.com

With a copy to:

Jason K. Brenkert
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 17th Street
Denver, CO 80202-5647

b. If to the Holder:

(or to such other address as any party shall specify by written notice so given), and shall be deemed to be effective upon receipt.

7.6 <u>Further Assurances</u>. Each Party to this Agreement agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

7.7 <u>Authority</u>. Each Party represents and warrants to the other Parties that the execution and delivery of the Agreement and the performance of such Party's obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms.

7.8 <u>Counterparts</u>. This Agreement may be executed in counterparts, all of which together shall constitute one instrument, and may be delivered by facsimile transmission.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date of first mentioned above.

GOLDRICH MINING COMPANY

By:_____
William V. Schara
President

[THE HOLDER]

By: _____
Name:
Title:

EXHIBIT A

CALCULATION OF PRESENT VALUE DELIVERY AMOUNT

AND

NUMBER OF CONVERSION SHARES

Holder:
Contract Date:

Prepaid Price	A	xxxxxxx
Initial Index Price	B	xxxxxxx
Discount to Initial Index Price Pursuant to Agreed Upon Present Day Valuation Calculation	C	15%
Valuation Price of Fine Gold $/oz	D = Lesser of $960 or B x (1-C)	xxxxxxx
Present Value Delivery Amount (in fine gold oz)	E = A/D	xxxxxxx
Gold Delivered	F	0
Balance to deliver (fine gold oz)	G = E - F	xxxxxxx
Agreed Upon Index Price	H	$1,354.50
Present Value Delivery Amount (US$)	I = G x H	xxxxxxx
Agreed Upon Share Price	J	$0.1575
Number of Conversion Shares	K = I/J	xxxxxxx

Exhibit 99.1



Press Release 2011-1

Goldrich Announces Conversion of Gold Forward Sales Contracts

Spokane, WA – February 4, 2011 - Goldrich Mining Company (OTCBB - GRMC) (the "Company") announces it has converted the equivalent of approximately 1,300 ounces of gold due under gold forward sales contracts into 10,931,982 common shares of the Company. In addition, the Company has signed agreements for the gold forward contracts with a November 2010 delivery date, totaling approximately 191 ounces, to amend the delivery date to November 2012. The agreements settled all required gold deliveries through 2010 and bring the Company into complete compliance with all remaining gold forward sales contracts.

In exchange for the extended delivery date, the Company agreed to continue paying interest on the value of the gold that was due November 1, 2010 until the required gold is delivered and to increase the interest rate by four percent to a rate equal to the lesser of prime plus eight percent (8%) per annum or twelve percent (12%) compounded annually.

Prior to the conversion of gold into common shares and the amendment of the delivery date, the Company owed the equivalent of approximately 1,897 ounces of gold in total, with 1,283 ounces deliverable in November 2010 and 614 ounces deliverable in October 2011. Subsequent to the transactions, the Company owes the equivalent of 597 ounces of gold in total, with 406 ounces deliverable in October 2011 and 191 ounces deliverable in November 2012.

William Schara, CEO of Goldrich, notes, "These transactions greatly strengthen our balance sheet and, while we will continue to build our placer gold production capacity, allow us to focus developing our main properties, the hard-rock gold targets, to increase shareholder value."

_____

Goldrich Mining Company is engaged in the business of the discovery and mining of gold deposits. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly.

_____

For additional information regarding Goldrich Mining Company or this news release, contact Mr. William Schara at telephone (509) 768-4468; e-mail wschara@goldrichmining.com.

Forward-Looking Statements

This press release contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Legislation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Goldrich Mining Company expects or anticipates will or may occur in the future, including such things as the Company's ability to sell forward gold sale contracts, the anticipated use of proceeds from the sale of such contracts, anticipated commercial production at the Company's Chandalar gold project and other such matters are forward-looking statements. Often, but not always, forward-looking statements state that certain actions, events or results ''will'' be taken, occur or be achieved. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Goldrich Mining Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: the Company's ability to sell forward gold sale contracts in the current economic environment, volatility of natural resource prices, including gold prices; product demand; market competition; the Company's ability to continue with corporate spending priorities; the Company's ability to secure additional financing; the existence and extent of gold deposits at the Chandalar property; the Company's ability to start and maintain commercial production at the Company's Chandalar property; and other risks inherent in the Company's operations discussed in the Company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed with the U.S. Securities and Exchange Commission. The Company makes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.